                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 14)(1)

                              ANGELICA CORPORATION
                              --------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    034663104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 27, 2007
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 21 Pages)

-----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 2 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,842,150
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,842,150
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,842,150
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 3 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,842,150
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,842,150
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,842,150
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 4 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,842,150
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,842,150
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,842,150
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 5 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JAMES HENDERSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 6 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOHN QUICKE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 7 of 21 Pages
----------------------                                    ----------------------

            The following  constitutes  Amendment No. 14 ("Amendment No. 14") to the  Schedule 13D filed by the  undersigned.  This  Amendment  No. 14 amends the
Schedule 13D as specifically set forth.

      Item 3 is hereby amended and restated to read as follows:

            The aggregate  purchase price of the 1,842,150 Shares owned by Steel
Partners II is approximately $40,709,431.  The Shares owned by Steel Partners II were acquired with partnership funds.

      Item 5(a) is hereby amended and restated to read as follows:

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 9,546,116 Shares outstanding as of March 30, 2007, as reported in the Issuer's  Annual  Report on Form 10-K filed with the  Securities and Exchange Commission on April 12, 2007.

            As of the  close of  business  on May 1,  2007,  Steel  Partners  II beneficially  owned 1,842,150 Shares,  constituting  approximately  19.3% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 1,842,150  Shares owned by Steel Partners
II,  constituting  approximately  19.3% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 1,842,150  Shares owned by Steel Partners II,  constituting approximately 19.3% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  1,842,150  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

            Currently,  neither Mr. Henderson nor Mr. Quicke beneficially owns any Shares.

      Item 5(c) is hereby amended to add the following:

            Schedule A annexed  hereto lists all  transactions  in the Shares by the Reporting  Persons  during the past 60 days. All of such  transactions  were effected in the open market.

      Item 6 is hereby amended to add the following:

            Effective  April 27,  2007,  Steel  Partners II entered into a Sales
Trading Plan Agreement with Mutual Securities, Inc., a registered broker-dealer, for the purpose of  establishing a trading plan to effect sales of Shares of the
Issuer in compliance with all applicable laws,  including,  without  limitation,
Section 10(b) of the Securities Exchange Act of 1934, as amended,  and the rules and  regulations  promulgated  thereunder,  including,  but not limited to, Rule
10b5-1.  A copy of the Sales  Trading  Plan  Agreement is attached as an exhibit hereto and incorporated herein by reference.

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 8 of 21 Pages
----------------------                                    ----------------------

      Item 7 is hereby amended to add the following exhibits:

            11.   Powers of Attorney.

            12.   Sales Trading Plan Agreement by and between Steel Partners II,
                  L.P. and Mutual Securities, Inc., dated April 27, 2007.

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 9 of 21 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2007                  STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.,
                                        General Partner

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        As Attorney in Fact for Warren G.
                                        Lichtenstein, Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney In Fact for Warren G.
                                        Lichtenstein, Managing Member

                                    /s/ Lauren Isenman
                                    --------------------------------------------
                                    LAUREN ISENMAN
                                    as Attorney In Fact for Warren G.
                                    Lichtenstein, Individually

                                    /s/ James Henderson
                                    --------------------------------------------
                                    JAMES HENDERSON

                                    /s/ John Quicke
                                    --------------------------------------------
                                    JOHN QUICKE

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 10 of 21 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

Exhibit                                                            Page
-------                                                            ----

1.    Joint  Filing   Agreement  by  and  between   Steel           --
      Partners  II,  L.P.  and  Warren  G.  Lichtenstein,
      dated April 24, 2003 (previously filed).

2.    Joint Filing  Agreement by and among Steel Partners           --
      II,  L.P.,  Steel  Partners,  L.L.C.  and Warren G.
      Lichtenstein,   dated  May  25,  2004   (previously
      filed).

3.    Letter  from Steel  Partners  II,  L.P. to Angelica           --
      Corporation,  dated  December 14, 2005  (previously
      filed).

4.    Response  letter  from Steel  Partners  II, L.P. to           --
      the   Director   and   Chairman   of  the   Special
      Independent   Committee  of  Angelica  Corporation,
      dated December 14, 2005 (previously filed).

5.    Business  Proposal  Letter from Steel  Partners II,           --
      L.P. to Angelica  Corporation,  dated  December 14,
      2005 (previously filed).

6.    Nomination  Letter from Steel  Partners II, L.P. to           --
      Angelica  Corporation,   dated  December  14,  2005
      (previously filed).

7.    Joint Filing  Agreement by and among Steel Partners           --
      II,  L.P.,  Steel  Partners,   L.L.C.,   Warren  G.
      Lichtenstein,  James  Henderson  and  John  Quicke,
      dated as of February 3, 2006 (previously filed).

8.    Settlement   Agreement   by  and   among   Angelica           --
      Corporation,   Steel  Partners,  L.L.C.  and  Steel
      Partners   II,   L.P.,   dated   August  30,   2006
      (previously filed).

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 11 of 21 Pages
----------------------                                    ----------------------

9.    Agreement by and among Angelica Corporation,  Steel           --
      Partners,  L.L.C.,  Steel  Partners  II,  L.P.  and
      James R. Henderson (previously filed).

10.   Agreement by and among Angelica Corporation,  Steel           --
      Partners,  L.L.C., Steel Partners II, L.P. and John
      Quicke, dated August 30, 2006 (previously filed).

11.   Powers of Attorney.                                        13 to 15

12.   Sales  Trading Plan  Agreement by and between Steel        16 to 21
      Partners  II,  L.P.  and Mutual  Securities,  Inc.,
      dated April 27, 2007.

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 12 of 21 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

  Shares of Common Stock           Price Per                  Date of
      Purchased / (Sold)            Share($)              Purchase / Sale
      ------------------            --------              ---------------

                             STEEL PARTNERS II, L.P.
                             -----------------------
          (5,100)                   27.0161                  04/27/07

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

                                 JAMES HENDERSON
                                 ---------------
                                      None

                                   JOHN QUICKE
                                   -----------
                                      None

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 13 of 21 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints LAUREN ISENMAN signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1. execute for and on behalf of the undersigned all documents  relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

      2. do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.                STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.             By: /s/ Warren G. Lichtenstein
    General Partner                        --------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

By: /s/ Warren G. Lichtenstein         /s/ Warren G. Lichtenstein
    --------------------------         --------------------------
    Warren G. Lichtenstein             Warren G. Lichtenstein
    Managing Member

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 14 of 21 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints JACK L. HOWARD signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1. execute for and on behalf of the undersigned all documents  relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

      2. do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.                STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.             By: /s/ Warren G. Lichtenstein
    General Partner                        --------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

By: /s/ Warren G. Lichtenstein         /s/ Warren G. Lichtenstein
    --------------------------         --------------------------
    Warren G. Lichtenstein             Warren G. Lichtenstein
    Managing Member

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 15 of 21 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints STEVEN WOLOSKY signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1. execute for and on behalf of the undersigned all documents  relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

      2. do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.                STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.             By: /s/ Warren G. Lichtenstein
    General Partner                        --------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

By: /s/ Warren G. Lichtenstein         /s/ Warren G. Lichtenstein
    --------------------------         --------------------------
    Warren G. Lichtenstein             Warren G. Lichtenstein
    Managing Member

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CUSIP No. 034663104                   13D                    Page 16 of 21 Pages
----------------------                                    ----------------------

                          SALES TRADING PLAN AGREEMENT

WHEREAS,  Steel Partners II, L.P., a Delaware limited partnership (the "Seller")
desires to sell,  from time to time,  certain  shares (the  "Shares")  of common stock, par value $1.00 per share (the "Common Stock"), of Angelica  Corporation, a Missouri corporation (the "Company").

WHEREAS,  the Seller is the largest shareholder of the Company and two employees of an affiliate of the Seller serve as directors of the Company.

WHEREAS,  by virtue of the  foregoing,  the Seller may become  aware of material nonpublic  information about the Company,  although on the date hereof it is not in possession of material nonpublic information about the Company.

WHEREAS,  the Seller  desires to enter into this  agreement  for the  purpose of establishing  a trading  plan to make  sales of Shares  in  compliance  with all applicable laws, including,  but not limited to, Section 10(b) of the Securities
Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations promulgated thereunder,  including, but not limited to, Rule 10b5-1.  References herein to this "Agreement" refer to this agreement and specifically  include the trading plan described herein.

NOW,  IT IS  AGREED,  as of  this  April  27,  2007  by the  Seller  and  Mutual
Securities, Inc. (the "Broker") as follows:

SECTION 1.  TERMS OF SALE.

(a)   The  Seller  desires  that the  Broker  effect  sales of the Shares on its behalf in accordance with trading  requirements  adopted by the Seller and to be delivered in writing to the Broker by separate  letter (the "Initial
      Trading Instructions"). The trading requirements adopted by the Seller are referred to herein as the "Program Period."

(b)   In  furtherance  of Section 1(a) hereof,  the Seller directs the Broker to sell, in customary  brokerage  transactions,  the Shares, for the Seller's account or accounts,  in the Broker's sole  discretion as to execution and timing,  subject  to the  condition  that as of the  time  of any  sale of
      Shares,  any  individual  employee  of  the  Broker  making  the  Broker's investment decisions on behalf of the Seller shall not be in possession of or aware of  material  nonpublic  information  relating  to the  Company's business,  operations  or  prospects  or the  value  of the  Common  Stock
      ("Material Nonpublic Information").

(c)   Notwithstanding  the  foregoing,  the Broker  shall not sell Shares at any time when the Broker,  in its sole discretion,  shall have determined that such sale would violate  applicable law,  including,  without  limitation,
      Section  10(b) of the 1934 Act and the rules and  regulations  promulgated thereunder  and Section 5 of the  Securities  Act of 1933, as amended (the
      "1933 Act").

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CUSIP No. 034663104                   13D                    Page 17 of 21 Pages
----------------------                                    ----------------------

(d)   The Seller agrees that,  during the Program Period,  it shall not exercise any subsequent  influence over how, when or whether to effect sales of the
      Shares,  except that the Seller may amend this  Agreement  as set forth in
      Section 3 hereof.  Each of the Seller and the Broker  agrees  that it will not discuss with the other the Company's business, operations or prospects or any other  information  likely to be related to the value of the Shares or likely to influence a decision to sell the Shares.  Notwithstanding the preceding sentence, with the approval of counsel to the Broker, the Seller may communicate  with Broker  personnel who are not  responsible  for, and have no ability to influence,  the execution of the trading plan set forth in this Agreement.

SECTION 2.  REPRESENTATIONS, WARRANTIES AND COVENANTS.

(a)   The Seller represents, warrants and covenants to the Broker as follows:

      (i)   The Seller is not, as of the date hereof,  aware of or in possession of Material Nonpublic Information.

      (ii)  During the term of this Agreement,  the Seller will not engage,  and will not cause  others to  engage  on behalf of the  Seller,  in any transactions  (other  than (y)  sales  of  Shares  pursuant  to this
            Agreement  or as  otherwise  permitted  by law, or (z)  exercises of stock options issued  pursuant to the Company's  stock option plans;
            provided that the Seller complies with Rule 16b-3 under the 1934 Act in  connection  with any such  exercise and the related  securities)
            involving any security into which the Common Stock is convertible or
            any  other  related  security  or  derivative,   including,  without
            limitation,  corresponding or hedging  transactions  with respect to the  Common  Stock.  The  Seller  also  agrees not to enter into any binding contract with respect to any  transactions  described in the preceding sentence.

      (iii) The Seller will at all times,  in connection with the performance of this Agreement, comply with all applicable laws, including,  without limitation, Section 16 of the 1934 Act and the rules and regulations promulgated thereunder.

      (iv)  The Seller  agrees to provide  such  additional  information  and to
            execute  such   additional   documents  or  instruments  as  may  be
            reasonably requested by the Company or the Broker in connection with the  performance  of this Agreement and to confirm  compliance  with applicable law.

      (v)   The Company's General Counsel (or his designee) has been notified of this Agreement.

      (vi)  This Agreement  constitutes the legal,  valid and binding obligation of the Seller enforceable  against the Seller in accordance with its terms,  except  as the  enforceability  thereof  may be  limited  by
            applicable  bankruptcy,   insolvency,   reorganization,   fraudulent

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 18 of 21 Pages
----------------------                                    ----------------------

            conveyance,  moratorium and other laws affecting the  enforceability of creditors' rights and general principles of equity, and as rights to indemnity  hereunder may be limited by applicable law. The Shares
            are  not  subject  to  any  liens,   security   interests  or  other
            impediments to transfer, nor is there any litigation, arbitration or other proceeding pending,  or to the Seller's knowledge  threatened, that would  prevent or  interfere  with the sale of the Shares under this Agreement.

(b)   The Broker represents, warrants and covenants to the Seller as follows:

      (i)   The Broker  has  implemented  reasonable  policies  and  procedures, taking into  consideration the nature of the Broker's  business,  to ensure that individuals making investment decisions will not violate the laws  prohibiting  trading  on the basis of  Material  Nonpublic
            Information.  These  policies  and  procedures  include  those  that restrict any purchase or sale,  or causing any purchase or sale,  of
            any  security  as  to  which  the  Broker  has  Material   Nonpublic
            Information,  as well as those that  prevent such  individuals  from becoming  aware  of or in  possession  of  such  Material  Nonpublic
            Information.

      (ii)  In connection with all sales of Shares,  the Broker shall deliver to the Seller and the Company by facsimile or electronic mail, no later than the close of business on the date such transaction is effected, all information  necessary (to the extent that the Broker  possesses such  information)  for the Seller  and/or  the  Company to make all required  Form 4 and 5 filings,  as required by Section 16(a) of the
            1934 Act with regard to sales made pursuant to this  Agreement.  The information  shall be delivered to the Company,  to the attention of the Company's General Counsel,  by facsimile at (314) 854-3949 or by electronic  mail at  xxxxxxx,  or such  other  facsimile  number  or electronic mail address designated in writing by the Company.

      (iii) This Agreement  constitutes the legal,  valid and binding obligation of the Broker enforceable  against the Broker in accordance with its terms,  except  as the  enforceability  thereof  may be  limited  by
            applicable  bankruptcy,   insolvency,   reorganization,   fraudulent
            conveyance,  moratorium and other laws affecting the  enforceability of creditors' rights and general principles of equity, and as rights to indemnity hereunder may be limited by applicable law.

SECTION  3.   AMENDMENTS.   This  Agreement   (including  the  Initial   Trading
Instructions) may not be amended by the parties hereto,  except as follows:  The parties hereto may amend the provisions of this Agreement (including the Initial
Trading  Instructions) upon notice to the Company;  provided that at the time of such  amendment,  the  Seller  was not in  possession  of or aware  of  Material
Nonpublic Information and only upon the written consent of the Company's General
Counsel (or his designee).  Any  modification by the Seller will be made in good faith and not as part of a scheme to evade the prohibitions of Rule 10b5-1.  The amended Agreement or Initial Trading Instructions, as the case may be, shall not

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 19 of 21 Pages
----------------------                                    ----------------------

take effect  until 90 days after the  amendment  is  adopted.  During the 90 day period  between the adoption date of the amendment and the effective date of the amendment, the unmodified Agreement or Initial Trading Instructions, as the case may be, will remain in effect.

SECTION 4. TERMINATION. This Agreement shall terminate upon the earlier to occur of the following:

(a)   The close of business on July 20, 2007; or

(b)   The Broker sells the maximum number of Shares  allowable under the Initial
      Trading  Instructions,  as may be amended as provided in Section 3 hereof;
      or

(c)   The Agreement is terminated  by either party  immediately  upon receipt of written notice to the other party; provided, however, that with respect to any termination by the Seller pursuant to this Section 4(c) at the time of such termination, the Seller was not in possession of or aware of Material
      Nonpublic  Information and such termination was made in good faith and not as part of a scheme to evade the prohibitions of Rule 10b5-1; or

(d)   Any sale  effected  pursuant to this  Agreement  that  violates (or in the opinion  of counsel  to the  Company  or the Broker is likely to  violate)
      Section 16 of the 1934 Act, any other provision of the Federal  securities laws or regulations adopted by the U.S. Securities and Exchange Commission thereunder, or any other applicable Federal or State law or regulation; or

(e)   The Seller materially breaches its obligations under this Agreement; or

(f)   The Seller  and/or the  Company  enter into a contract  that  prevents  or materially restricts sales by the Seller under this Agreement.

      If the  Agreement  is  terminated  pursuant  to this  Section  4 and a new trading  plan  agreement  with  respect to the sale or purchase of the  Seller's
Common  Stock is entered  into with the Broker or any other  person,  the Seller hereby agrees that the new trading plan will not take effect until 90 days after its adoption.

SECTION 5.  INDEMNIFICATION  AND LIMITATION ON LIABILITY;  NO TAX, ACCOUNTING
OR LEGAL ADVICE.

(a)   The Seller  agrees to  indemnify  and hold  harmless  the Broker  (and its directors,  officers,  employees  and  affiliates)  from and  against  all claims,  liabilities,  losses,  damages and expenses (including reasonable attorneys'  fees and costs)  arising  out of or  attributable  to: (i) any material  breach by the Seller of this  Agreement  (including the Seller's representations  and  warranties),  (ii) any  violation  by the  Seller of applicable laws or regulations and (iii) any action taken by the Broker in good  faith  and  without  negligence  pursuant  to this  Agreement.  This indemnification will survive the termination of this Agreement.

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 20 of 21 Pages
----------------------                                    ----------------------

(b)   Notwithstanding  any other provision herein, the Broker will not be liable to  the  Seller  for:  (i)  special,  indirect,  punitive,  exemplary,  or consequential  damages,  or  incidental  losses  or  damages  of any kind, including but not limited to lost profits,  lost savings,  and loss of use of facility or  equipment,  regardless  of whether  arising from breach of contract,  warranty,  tort,  strict  liability or  otherwise,  and even if advised of the  possibility of such losses or damages or if such losses or damages  could  have been  reasonably  foreseen,  or (ii) any  failure  to perform  or for any  delay in  performance  that  results  from a cause or circumstance  that is beyond its  reasonable  control,  including  but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems,  severe weather,  market disruptions or other causes commonly known as "acts of God."

(c)   The Seller  acknowledges  and agrees that the Broker has not  provided the
      Seller  with any tax,  accounting  or legal  advice  with  respect to this
      Agreement.

SECTION 6.  GOVERNING  LAW. This Agreement will be governed by, and construed in accordance  with,  the laws of the  State of New  York,  without  regard to such
State's conflict of laws rules.

SECTION 7. ENTIRE  AGREEMENT.  This Agreement  constitutes the entire  agreement between  the parties  hereto with  respect to the  subject  matter  hereof,  and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral.

SECTION 8.  ASSIGNMENT.  This Agreement and each party's rights and  obligations hereunder may not be assigned or delegated without the written permission of the other  party and shall  inure to the  benefit  of each  party's  successors  and permitted assigns, whether by merger, consolidation or otherwise.

              [The remainder of this page intentionally left blank]

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CUSIP No. 034663104                   13D                    Page 21 of 21 Pages
----------------------                                    ----------------------

      IN WITNESS  WHEREOF,  the parties  hereto have caused this Agreement to be executed and delivered as of the date first above written.

STEEL PARTNERS  II, L.P.

By: STEEL PARTNERS, L.L.C.
    its General Partner

By: /s/ Warren G. Lichtenstein
    ---------------------------
Name: Warren G. Lichtenstein
Title: Managing Member

MUTUAL SECURITIES, INC.

By: /s/ Ryan Sabol
    ---------------
Name: Ryan Sabol
Title: Executive Vice President